SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8-50730

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ANPAC Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5401 North Federal Highway
(No. and Street)

Fort Lauderdale, FL 33308
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Katherine Dunn 954 202 9990
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates, LLP
(Name — *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Jericho, NY 11753
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Lisa Katherine Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ANPAC Securities Group, Inc., as of

December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

KIRSTEN ALYSE POULSON
Notary Public - State of Florida
My Commission Expires Nov 29, 2005
Commission # DD 075302
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Anpac Securities Group, Inc.
Fort Lauderdale, Florida

We have audited the accompanying statement of financial condition of Anpac Securities Group, Inc. as of December 31, 2001, and the related statements of operations, income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anpac Securities Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been

subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider + Associates LLP

Jericho, New York
February 6, 2002

ANPAC SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
Cash	$ 4,675
Securities owned, at market value	2,718,628
Clearing firm deposit	100,197
Employee loans	260,867
Property and equipment - net	84,531
Other assets	89,817
Total assets	$3,258,715
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Due to clearing firm	$1,706,552
Accounts payable and accrued expenses	55,854
Securities sold, but not yet purchased, at market value	11,283
Capital lease payable	33,675
Note payable - bank	45,000
Total liabilities	1,852,364
Commitments (see notes)	
Stockholders' Equity	
Preferred Stock, no par value, 10,000 shares authorized, none issued and outstanding	--
Common stock, $.01 par value, 10,000 shares authorized, 3,300 shares issued, 3,145 shares outstanding	33
Additional paid-in capital	2,565,226
Accumulated deficit	(1,105,928)
	1,459,331
Less: Treasury stock, at cost	(52,980)
Total stockholders' equity	1,406,351
Total liabilities and stockholders' equity	$3,258,715

See accompanying notes to financial statements.

ANPAC SECURITIES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Net dealer inventory and trading gains	$ 846,862
Commission income	50,596
Interest and other income	121,765
	1,019,223
Expenses	
Compensation and benefits	524,621
Clearing and execution	139,149
Communications	178,450
Occupancy	142,947
Other operating expenses	225,159
Interest	125,506
	1,335,832
Net loss	$ (316,609)

See accompanying notes to financial statements.

ANPAC SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
BALANCES, January 1, 2001	$33	$1,770,562	$ (789,319)	$(82,789)	$ 898,487
Capital contributions	--	794,473	--	--	794,473
Sales of treasury stock	--	191	--	29,809	30,000
Net loss for the period	--	--	(316,609)	--	(316,609)
BALANCES, December 31, 2001	$33	$2,565,226	$(1,105,928)	$(52,980)	$1,406,351

See accompanying notes to financial statements.

ANPAC SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Increase (decrease) in cash	
Cash flows from operating activities	
Net loss	$(316,609)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	22,425
Increase in operating assets:	
Securities owned, at market value	(708,734)
Employee loans	(76,008)
Other assets	(18,933)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(2,521)
Due to clearing firm	1,105,593
Securities sold, but not yet purchased, at market value	(15,991)
Total adjustments	305,831
Net cash used in operating activities	(10,778)
Cash flows from investing activities	
Purchase of property and equipment	(21,175)
Cash flows from financing activities	
Payments of capital lease	(8,769)
Purchase of treasury stock	30,000
Net cash provided by financing activities	21,231
Net change in cash	(10,722)
Cash at January 1, 2001	15,397
Cash at December 31, 2001	$ 4,675
Supplemental information:	
Cash paid during the year for:	
Interest	$ 125,506
Contribution of securities to capital	$ 794,473

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Anpac Securities Group, Inc. (the "Company") is primarily involved in securities brokerage and trading. The Company, as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc., executes principal and agency transactions in listed and over-the-counter securities and makes markets in over-the-counter equities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to the securities in those accounts. The Company is headquartered in Ft. Lauderdale, Florida with branch offices in Atlanta, Georgia and New York City, New York.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Securities positions are carried at market value with unrealized gains and losses reflected in the Statement of Operations.

Depreciation is provided on a straight-line basis over the estimated useful life of the respective assets.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES - continued

Deferred tax assets are reduced by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset depends on the Company's ability to generate sufficient taxable income in the future.

NOTE 3 - SECURITIES OWNED and SOLD, NOT YET PURCHASED

Marketable securities owned and sold but not yet purchased consist of trading securities at quoted market values, as follows:

	Owned	Sold but not yet purchased
Stocks	$2,711,878	$ 8,783
Options	6,750	2,500
	$2,718,628	$11,283

NOTE 4 - EMPLOYEE LOANS

Loans to employees are due on demand and bear interest at 6% per annum. Loan interest for the year was $12,649.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		Estimated Useful Life
Leasehold improvements	$ 27,259	Term of lease
Office furniture	18,418	7 years
Telephone and other equipment	73,556	5 to 7 years
	119,233	
Less: Accumulated depreciation	(34,702)	
	$ 84,531	

NOTE 5 - PROPERTY AND EQUIPMENT - continued

Depreciation expense was $22,425 for the year. At December 31, 2001, equipment costing $47,163 was subject to a capital lease.

NOTE 6 - DUE TO CLEARING FIRM

Margin balances in the firm's proprietary trading accounts are collateralized by securities owned at December 31, 2001.

NOTE 7 - NOTE PAYABLE - BANK

The Company has a line of credit with a bank for up to $45,000, expiring in May 2002. Borrowings are evidenced by a promissory note bearing interest at the prime rate plus 2% per annum (6.75% at December 31, 2001), and are secured by substantially all of the assets of the Company. One of the Company's stockholders has a financial interest in the bank. The Company also maintains unrestricted operating funds in an account at the bank. The balance in this account was $4,675 at December 31, 2001.

NOTE 8 - CAPITAL TRANSACTIONS

In May 2001, a Company stockholder contributed securities with a market value of $794,473 to permanent capital.

In September 2001, the Company sold 29 treasury shares each to three employees for a total of $30,000.

In December 2001, the Company granted stock options to three employees to purchase up to 726 shares of common stock. Options are exercisable and vest at the rate of 242 shares per year on the first, second and third anniversaries of the grant date; provided that two of the optionees will have a one-time opportunity on December 30, 2002 to purchase all 660 of their shares. The exercise price will be equal to fifty percent (50%) of the Company's book value on the date of exercise, which management currently believes reflects fair value for the underlying shares.

NOTE 9 - LEASE COMMITMENTS

The Company leases office facilities and equipment under operating and capital leases expiring at various dates through 2005. Rent expense under one of the office leases is being recognized on a straight-line basis to account for rent concessions during the lease term, resulting in deferred rent of $4,668.

The Company's Florida office is located in a building owned in part by two Company stockholders. The Company occupied the premises on a rent-free basis during the year.

Future minimum lease payments as of December 31, 2001 are as follows:

	Capital Lease	Operating Leases
2002	$12,720	$98,000
2003	12,720	89,896
2004	12,720	46,676
2005	2,119	--
Total minimum lease payments	40,279	$234,572
Less: Amount representing interest on capital lease	6,604	
	$33,675	

Operating lease expense for the year totaled $158,833.

NOTE 10 - INCOME TAXES

The Company has federal net operating losses of approximately $1,000,000 available to offset future taxable income. The losses expire at various dates through 2016. Management has established a valuation allowance for the tax benefit of net operating losses because their realization is uncertain.

NOTE 11 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a portion of its cash balances at its clearing firm.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. These activities may expose the Company to off-balance-sheet risk in the event counter-parties fail to perform and the Company is required to discharge the obligations of the non-performing party. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

The Company has sold securities that it does not currently own and will therefore be required to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001 at market values of the related securities ($11,283) and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

NOTE 13 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2001, the Company had net capital of $407,836 which exceeded its requirement of $100,000 by $307,836. The ratio of aggregate indebtedness to net capital was .29 to 1.

SUPPLEMENTARY SCHEDULES

ANPAC SECURITIES GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

ANPAC SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Computation of Net Capital

Stockholders' equity		$1,406,351
Non-allowable assets:		
Employee loans		260,867
Property and equipment - net (less $16,837 securing a capital lease payable)		67,694
Other assets		89,817
Total non-allowable assets		418,378
Net capital before haircuts on proprietary positions		987,973
Haircuts on securities		
Equities	$309,546	
Options	98,570	
Money market balances	2,004	
Undue concentration	170,017	580,137
Net capital		407,836
Minimum net capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $117,692		100,000
Excess net capital		$ 307,836
Ratio of aggregate indebtedness to net capital		.29 to 1
Schedule of aggregate indebtedness:		
Accounts payable and accrued expenses		$ 55,854
Capital lease payable (less $16,837 deemed adequately secured)		16,838
Note payable - bank		45,000
		$117,692
Reconciliation with the Company's unaudited net capital computation:		
Net capital, as reported in the Company's FOCUS Part IIA as of December 31, 2001		$419,351
Audit adjustments		(11,515)
Net capital per above		$407,836

See accompanying notes to financial statements.

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

Anpac Securities Group, Inc.
Ft. Lauderdale, Florida

In planning and performing our audit of the financial statements of Anpac Securities Group, Inc. the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider + Associates LLP

Jericho, New York
February 6, 2002

ANPAC SECURITIES GROUP, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2001

ANPAC SECURITIES GROUP, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS